Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter
	ended
	March 31,		Years ended December 31
	2011		2010		2009		2008		2007		2006
Earnings:
Income before discontinued operations	$12,507		$50,782		$45,052		$80,651		$56,737		$46,174
Gain on sales of real estate	-		-		(103)		(4,578)		-		-
Interest expense	24,662		87,585		86,016		85,063		85,896		78,705
Total earnings	$37,169		$138,367		$130,965		$161,136		$142,633		$124,879

Fixed charges:
Interest expense	$24,662		$87,585		$86,016		$85,063		$85,896		$78,705
Capitalized interest	2,182		9,486		10,463		10,908		5,134		3,913
Preferred stock dividends	543		2,170		4,860		9,241		9,174		5,145
Perpetual preferred unit distributions	1,575		6,300		6,300		9,909		10,238		10,238
Total fixed charges and preferred stock dividends	$28,962		$105,541		$107,639		$115,121		$110,442		$98,001

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.38	X	1.43	X	1.36	X	1.68	X	1.57	X	1.51	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	X	1.31	X	1.22	X	1.40	X	1.29	X	1.27	X